
February 17, 2015

Jonathan Goodwin
Chief Executive Officer
Atlantic Alliance Partnership Corp.
c/o Lepe Partners LLP
17 Old Court Place
London, W8 4PL

>　**Re:**　**Atlantic Alliance Partnership Corp.**
>　　　**Draft Registration Statement on Form S-1**
>　　　**Submitted January 21, 2015**
>　　　**CIK No. 1630940**

Dear Mr. Goodwin:

　　We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. It appears that your sponsor, AAP Sponsor Corp, is your sole initial shareholder, but your reference to initial shareholders throughout implies the existence of more than one initial shareholder. Please revise throughout for clarity or advise.

3. We note the disclosure that you may acquire a company with no operating history if the terms of the target business have a fair market value of at least 80% of the assets held in the trust account. With a view towards revised disclosure, please explain how the board

will make such determination with respect to a target company that has no operating history.

Business Strategy and Management Team, page 2

4. Please revise the disclosure on page 3 to clarify that while you intend on acquiring a business in the media, internet and consumer sector based in Europe, you may pursue an acquisition opportunity in any industry and in any region.

Business Strategy and Management Team, page 55

5. Please provide support for your statement that Founders Forum is Europe's "leading" tech entrepreneur gathering. Please also clarify what it means that Founders Forum "played a role" in deal origination for Lepe Partners LLP.

6. Please revise this section to discuss, in specifics, the ways your sponsor and management will utilize their deal sourcing, investing and operating expertise, as well as their network of contacts, to identify a target company.

7. Please disclose whether any member of your management team has any past experience with transactions involving blank check companies and include a brief discussion of the companies and their role. Please update the disclosure on page 2 consistent with any revisions made here.

Sources of Potential Business Combination Targets, page 58

8. Please explain why you believe that "target business candidates may be brought to [y]our attention from various unaffiliated sources, including investment market participants, private equity funds and large business enterprises seeking to divest non-core assets or divisions."

Comparison of this Offering to Those of Blank Check Companies Subject to Rule 419, page 70

9. Please revise to include disclosure related to the limitations on redemption rights of stockholders holding more than 20% of the shares sold in the offering.

10. Please revise to include disclosure related to the possibility that you may require stockholders to tender their stock certificates in connection with a tender offer or redemption.

Jonathan Goodwin
Atlantic Alliance Partnership Corp.
February 17, 2015
Page 3

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at (202) 551-3324 or me at (202) 551-3642 with any other questions.

Sincerely,

/s/ Loan Lauren P. Nguyen

Loan Lauren P. Nguyen
Special Counsel

cc: Douglas Ellenoff, Esq.
        Ellenoff Grossman & Schole LLP